UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

Annual report pursuant to Section 15(d) of the
__X__	Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

_____	Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from ____________ to___________

Commission File Number:	001 – 11639

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.

LONG TERM SAVINGS and SECURITY PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUCENT TECHNOLOGIES INC.

600 MOUNTAIN AVENUE

MURRAY HILL, NJ 07974

The total # of pages contained
in this Form 11-K filing is __18_

Exhibit Index can be found on
page ___17______

Table of Contents

LUCENT TECHNOLOGIES INC. LONG TERM SAVINGS AND SECURITY PLAN FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003, AND FOR THE YEAR ENDED DECEMBER 31, 2004	3

SIGNATURES	16

EXHIBIT INDEX	17

Lucent Technologies Inc.

Long Term Savings and Security Plan

Financial Statements

As of December 31, 2004 and 2003, and

for the year ended December 31, 2004

Lucent Technologies Inc.

Long Term Savings and Security Plan

Index to Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003 and for the Year Ended December 31, 2004

Pages

Report of Independent Registered Public Accounting Firm	5

Audited Financial Statements:

Statements of Net Assets Available for Benefits As of
December 31, 2004 and 2003	6

Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2004	7

Notes to Financial Statements	8 – 14

Supplemental Schedule*:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) As of
December 31, 2004	15

*	Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

of the Lucent Technologies Inc. Long Term Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 24, 2005

Lucent Technologies Inc.

Long Term Savings and Security Plan

Statements of Net Assets Available for Benefits

As of December 31, 2004 and 2003

(Thousands of Dollars)

	2004	2003

Assets

Investments in Group Trust, at
fair value	$ 984,328	$ 1,006,567
Participant loans receivable	6,163	5,962

Total investments	990,491	1,012,529

Company contributions receivable	403	387
Employee contributions receivable	796	776

Total assets	991,690	1,013,692

Net assets available for benefits	$ 991,690	$ 1,013,692

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

(Thousands of dollars)

Additions to net assets attributed to

Contributions
Employee contributions	$ 9,933
Company contributions	4,774

Plan’s share of Group Trust investment gain	74,914
Interest from participant loans	277

Total additions	89,898

Deductions from net assets attributed to

Distributions to participants	112,308
Administrative expenses	45

Total deductions	112,353

Net decrease before transfers	(22,455)

Transfer from Lucent Savings Plan	30
Transfer from Lucent Technologies Inc. Employee Stock Ownership Plan	171
Transfer from Agere Systems	252

Net decrease	(22,002)

Net assets available for benefits
Beginning of year	1,013,692

End of year	$ 991,690

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (the "Company") to provide a convenient way for eligible non-management employees, as described in the Plan, to save on a regular and long-term basis. The Plan became effective October 1, 1996 as the successor to the AT&T Long Term Savings and Security Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Contributions

Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments as described in the Plan. A supplementary employee contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees’ matched contribution, results in a total contribution of up to approximately 16% of the employee's weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code (“IRC”) limited the maximum amount of an employee's contribution on a pre-tax basis to $13,000 and $12,000 in 2004 and 2003, respectively. For taxpayers age 50 and over, an additional catch-up contribution could be contributed to the Plan during 2004. The statutory annual catch-up contribution in 2004 was $3,000.

Employee contributions and Company contributions are invested in accordance with respective participant elections. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Effective March 1, 2003, the Plan was amended to provide for 100% vesting of Company contributions for active employees upon completion of three years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Prior to March 1, 2003, Company matching contributions were vested upon the completion of five years of service.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Notes to Financial Statements

After completion of one year of service, the Company contributes on behalf of each participating employee an amount equal to 66 2/3% of the lesser of the amount actually contributed or up to approximately the first 6% of the participant’s eligible compensation, as defined in the Plan. Company contributions will not be made with respect to supplementary employee contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2004 and 2003, forfeited amounts totaled approximately $25,000 and $12,000, respectively.

Participant Loans

Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Upon default as described in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan terms are between 12 and 56 months. The loans are collateralized by the balance in the participant's account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4.0% to 9.5% at December 31, 2004. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions

When a participant retires with a service pension from the Lucent Technologies Pension Plan or terminates employment because of disability, the entire vested amount in the participant's account can be distributed, at the participant's election, in a single payment or in retiree withdrawals as directed by the participant. If no distribution election is made by the participant, the balance in the account will remain in the Plan until a later date but not beyond age 70-1/2. When a participant dies, the entire amount in the participant's account is transferred to the participant's beneficiaries.

In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant's account. However, if the participant does not request the distribution, the participant's account shall remain in the Plan and shall be distributed only at (1) the participant's request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as described in the Plan, or (3) upon the participant's death, whichever is earliest.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Notes to Financial Statements

Valuation of Investments

The Lucent Savings Plan and the Plan each have an interest in the assets of the Group Trust. The net asset value of the Plan's proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the Group Trust’s underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are stated at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are stated at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Plan’s Share of Group Trust Investment Gain

The Plan’s reported investment gain from Group Trust presented in the statement of changes in net assets available for benefits represents its interest in the Group Trust’s investment gain, which consists of the Group Trust’s interest, dividends and net appreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the unrealized appreciation (depreciation).

Transfers from Other Plans, Net

The Plan presents in the Statement of Change in Net Assets Available for Benefits the net amount of transfers from other plans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Notes to Financial Statements

Risks and Uncertainties

Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Derivatives

From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

3.	Tax Status

The Internal Revenue Service (the “IRS”) determined and informed the Company by a letter dated August 24, 2004, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

4.	Guaranteed and Synthetic Investment Contracts

The Group Trust holds investments in guaranteed and synthetic investment contracts as part of the Stable Value Fund. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the guaranteed and synthetic investment contracts was approximately 3.79% and 4.46% for 2004 and 2003, respectively. The crediting interest rate was approximately 3.94% for 2004 and 4.14% for 2003. The crediting interest rate is based on a formula agreed upon with the issuer. Such rates are reviewed on a quarterly basis for resetting.

5.	Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Notes to Financial Statements

6.	Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund's net asset value per unit.

7.	Group Trust Investments

The Lucent Savings Plan and the Plan each have an interest in the assets of the Group Trust. Investment income and the Plan's interest in the net assets of the Group Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Group Trust was approximately 13% and 14% as of December 31, 2004 and 2003.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Notes to Financial Statements

The following tables present the fair value of investments held by the Group Trust as of December 31, 2004 and 2003 (in thousands):

	December 31,
	2004		2003
Investments, at fair value
Non Interest Bearing Cash	$46		$-
Lucent International Equity Fund	269,337		225,960
Lucent Asset Allocation Income Fund	42,474		43,724
Lucent Asset Allocation Fund 2000	103,576		114,210
Lucent Asset Allocation Fund 2010	323,482		320,707
Lucent Asset Allocation Fund 2020	352,450		319,170
Lucent Asset Allocation Fund 2030	135,656		118,045
Lucent Asset Allocation Fund 2040	25,998		16,703
Lucent Employer Stock Fund - Common Shares	654,793		478,697
Fidelity Equity Index Fund	1,074,679		1,010,163
Fidelity Magellan Fund	801,676		805,790
Lucent Bond Fund	212,824		224,301
Fidelity Institutional Cash Portfolio	495,334		550,840
Lucent Growth Equity Fund	71,516		62,605
Lucent Self Directed Brokerage	92,785		77,777
Small Cap Fund	134,208		100,104
U.S. Large Cap Value Equity Fund	519,066		446,678
Agere Class A Stock	1,362		3,325
Agere Class B Stock	32,639		76,522
Lucent Employer Shares Fund I	13,679		11,894
Lucent Employer Shares Fund II	29,517		25,234
	5,387,097		5,032,449
Investments, at contract value
Guaranteed investment contracts	2,156,858	*	2,307,773

Total investments	$7,543,955		$7,340,222

* The 2004 guaranteed investment contacts are all synthetic investment contracts with the fair value of the underlying assets of $2,201,010 held in the Group Trust. The global wrapper value is ($44,151).

Lucent Technologies Inc.

Long Term Savings and Security Plan

Notes to Financial Statements

Investment income for the Group Trust is as follows:

Year Ended
December 31, 2004
Investment Gain
Net appreciation in
fair value of investments	$ 564,894
Interest and dividends	31,175
$ 596,069

As of December 31, 2004, investments in the Group Trust include approximately $2.8 billion in equity funds, $0.7 billion in common stock, $1.1 billion in fixed income securities, $2.2 billion in guaranteed investment contracts and $0.7 billion in Company stock. As of December 31, 2003, investments in the Group Trust include approximately $2.6 billion in equity funds, $0.6 billion in common stock, $1.2 billion in fixed income securities, $2.3 billion in guaranteed investment contracts and $0.6 billion in Company stock.

Investment income in the Group Trust includes $0.3 billion net gain related to equity funds, $0.1 billion net gain related to common stock, $0.1 billion net gain related to guaranteed investment contracts, and $0.1 billion net gain related to Company stock.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Group Trust invests in shares of Lucent common stock.

9.	Subsequent Event

Effective April 1, 2005, Plan contribution elections are a percentage election instead of a dollar based election. Participants are able to elect a deferral amount as a percentage of their eligible pay, from 1% to 25%.

Lucent Technologies Inc.

Long Term Savings and Security Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Participant loans receivable *	(Interest rates range from 4.0% - 9.5%)	-	$ 6,163,224

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.

LONG TERM SAVINGS and SECURITY PLAN

Date: __June 24, 2005______	By: __/s/ Susan E. Goodwin______
Susan E. Goodwin
Director - Human Resources,
North America Region Operations
(Plan Administration)

EXHIBIT INDEX

Exhibit

Number

23	Consent of Independent Registered Public Accounting Firm